IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------x
                                          :
SCHLOMO BISTRITZKY,                       :
                                          :     Civil Action 19859
                        Plaintiff,        :
                                          :
            -against-                     :
                                          :
JACK D. HIGHTOWER, GEORGE G. STALEY,      :
DARRELL D. CHESSUM, KEITH A               :
COVINGTON, GRAYDON H.                     :
LAUGHBAUM, Jr., TIMOTHY H. LING, H.D.     :
MAXWELL, HERBERT C. WILLIAMSON, III,      :
PURE RESOURCES, INC., and UNOCAL          :
CORPORATION,                              :
                                          :
                        Defendants.       :
                                          :
------------------------------------------x

                             CLASS ACTION COMPLAINT
                             ----------------------

            Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

        1. Plaintiff has been the owner of shares of the common stock of Pure Resources Holding, Inc. ("Pure Resources" or the "Company") since prior to the wrongs herein complained of and continuously to date.

        2. Pure Resources is a corporation duly organized and existing under the laws of the State of Delaware. The Company is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Cost and the Gulf of Mexico. The Company also owns and undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Cost region of the U.S. Pure Resources was formed in May 2000 through the combination of Titan Exploration, Inc., and the Permian Basin business unit of Unocal Corporation.

        3. Defendant Unocal Corporation ("Unocal") owns or controls approximately 65.2% of the outstanding common stock of the Company. Pursuant to a voting agreement between Unocal and defendant Jack D. Hightower, Unocal is entitled to elect five members of the Company's Board and Hightower is entitled to elect two members. The final designee to the Board is to be mutually agreed on by Unocal and Hightower.

        4. Defendant Jack D. Hightower is President and Chief Operating Officer and a Director of the Company.

        5. Defendant Darrell D. Chessum is Treasurer of Unocal and a Director of the Company designated by Unocal.

        6. Defendant Graydon H. Laughbaum, Jr., is a former Executive Vice President of Unocal and a Director of the Company designated by Unocal.

        7. Defendant Timothy H. Ling is President and Chief Operating Officer of Unocal and a Director of the Company designated by Unocal.

        8. Defendant H.D. Maxwell is a former senior executive of Unocal and a Director of the Company designated by Unocal.

        9. Defendant Herbert C. Williamson is a Director of the Company designated by Unocal.

        10. Defendant George G. Staley is an Executive Vice President and a Director for the Company designated by Hightower.

        11. Defendant Keith A. Covington is a director of the Company designated by Unocal and Hightower.

        12. Unocal, a controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Pure Resources the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

        13. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

        14. This action is properly maintainable as a class action.

        15. The class is so numerous that joinder of all members is impracticable. There are approximately 50.5 million shares of Pure Resources common stock outstanding owned by hundreds, if not thousands, of holders other than Unocal and its affiliates.

        16. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designated to eliminate the public securities holders of Pure Resources in violation of the laws of the State of Delaware in order to enrich Unocal at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

        17. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

        18. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

        19. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct of defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

        20. On August 20, 2002, Unocal announced that it has offered to purchase all of the shares of common stock of the Company not held by Unocal and its affiliates. Under the proposed transaction the Company's public shareholders would receive 0.6527 shares of Unocal for each Pure Resources share. Based on the $34.09 closing price of Unocal's shares on Aug. 20, 2002, offer represents a value of approximately $22.25 per share of Pure Resources common stock.

        21. The consideration of $22.65 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Pure Resources is materially in excess of $22.65 per share, giving due consideration to the prospects of growth and profitability of Pure Resources in light of its business, earnings and earnings power, present and future; (b) the $22.65 per share price offers an inadequate premium to the public stockholders of Pure Resources; and (c) the $22.65 per share price is not the result of arm's-length negotiations but was fixed arbitrarily by Unocal to "cap" the market price of Pure Resources stock, as part of a plan for Unocal to obtain complete ownership of Pure Resources, its assets and businesses at the lowest possible.

        22. The proposed acquisitions is an attempt by Unocal to unfairly aggrandize Unocal at the expense of Pure Resources' public stockholders. The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Pure Resources and its valuable assets, while permitting Unocal to benefit wrongfully from the transactions.

        23. Given Unocal's stock ownership and representation on Pure Resources' Board and in management, it is able to dominate and control the Board. Under the circumstances, the Board can not be expected to protect the Company's public shareholders in transactions which benefit Unocal at the expense of Pure Resources' public shareholders, as exemplified by the proposed transaction.

        24. Because of Unocal's stock ownership and the offices held by Unocal personnel, no third party, as a practical matter, can attempt any competing bid for Pure Resources, as the success of any such bid would require the consent and cooperation of Unocal.

        25. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Pure Resource's public shareholders in a proposed transaction which will benefit Unocal at the expense of the public shareholders of the Company.

        26. Plaintiff and the other members of the Class have no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

        (1) declaring this action to be a class action and certifying plaintiff as the Class representative;

        (2) enjoining, preliminarily and permanently, the transaction complained of herein;

        (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

        (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

        (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

        (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                    ROSENTHAL, MONHAIT, GROSS &
                                     GODDESS, P.A.

                                    By:/s/ Illegible
                                       ---------------------------
                                    919 North Market Street
                                    Suite 1401
                                    Wilmington, Delaware 19801
                                    (302) 656-4433
                                    Attorneys for Plaintiff
OF COUNSEL;

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, New York 10016
(212) 779-1414